                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA APPROVES “ONE COMPANY MODEL” TO MANAGE THE INTEGRATION OF THE FIXED AND MOBILE PLATFORMS

Carlo Buora and Riccardo Ruggiero Chief Executive Officers

Ruggiero responsible for the management of business development

Growth and profitability targets confirmed

Marco De Benedetti leaves operational posts and assumes role of consultant to the Chairman

Milan, 5 October 2005 – Changes in the demand for telecommunications services, increased competitive pressure and technological breakthroughs are progressively erasing the traditional distinctions between fixed and mobile business areas.

The Telecom Italia Group has long seen a strategy of convergence as the means of developing a competitive advantage which is sustainable in the long term and of confirming its targets of growth and profitability.

The Group, driven by the unified management of network infrastructures, systems and computer applications, will develop integrated offers and deliver efficiency gains. Furthermore, the sharing of points of excellence already within the Group and the unified government of marketing and commercial policies will lead to improved competitive positions in the fixed and mobile businesses. At the same time, the rationalization of costs/investments will create the conditions for an increase in the activities of Research and Development and innovation, putting the potentialities of new technologies at the disposal of the country.

Based on analyses provided by the working groups managing the integration, the Board of Directors of Telecom Italia today decided to accelerate the process launched in December, approving a totally integrated business model in the conviction that this will ensure the best possible service to customers, in accordance with prevailing regulations.

The resulting “One Company” organizational model supersedes the separate Wireline and Mobile business units with the responsibilities for the development of the fixed telephony, mobile telephony and internet services businesses converging into a single organizational unit. The unified management of the business, as well as the unified management of the corporate structure, will take effect immediately.

In the new framework, responsibilities will be divided as follows.

•

The Chief Executive Officer, Riccardo Ruggiero, will be responsible for Operations with the aim of guaranteeing the management and development of the business.

•

The Chief Executive Officer, Carlo Buora, will be responsible for the activities of direction and control connected with the business, as well as the overall government of cross-over business activities.

•

The Chairman, Marco Tronchetti Provera, will coordinate the activities of the chief executive officers as well as defining, together with them, strategies regarding the Group’s general direction and development policies. He will have direct responsibility for institutional affairs, communication and image, and investor relations.

§§§

The Board of Directors of Telecom Italia accepted the resignation of the company’s Chief Executive Officer, Marco De Benedetti, from all operational activities in the Group. However, Mr. De Benedetti, given his broad and widely acknowledged competence in the telecommunications sector, will continue to contribute as a consultant to the Chairman.

§§§

The Board of Directors, availing itself of the power attributed to it in the company bylaws in accordance with the law, has also:

•

Concluded the approval process (begun on 8 September 2005) for the merger through incorporation into Telecom Italia of the 100%-controlled subsidiaries Telecom Italia Data Centre S.r.l., ISM S.r.l. and Finanziaria Web S.p.A. These operations should be finalized by the end of the year.

•

Updated article 19 (regarding shareholder meetings) and article 22 (golden share powers) of the company bylaws to include recent legislative changes.

In particular, following Consob’s Regolamento Mercati and in line with the spirit of the company’s own bylaws, which aim to facilitate shareholder participation in company events, reducing costs and requirements, participating in shareholder meetings will require only communication through an intermediary without the need to produce certificates.

With regard to the government’s special powers, known as the Golden Share, its scope – in line with a special decree of the Treasury Ministry – has been updated in accordance with Law 350 of 24 December 2003.

Telecom Italia

Media Relations

Corporate & Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 5th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager